Exhibit 4.6

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following descriptions of the common stock, par value $0.0001 per share, and debt securities of Synchronoss Technologies, Inc. (“us,” “our,” “we,” or the “Company”), which are the only security of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are only summaries and do not purport to be complete. The description of the common stock  summarizes certain information regarding the Common Stock in our amended and restated certificate of incorporation, our amended and restated by-laws and applicable provisions of Delaware general corporate law (the “DGCL”), and is qualified by reference to our restated certificate of incorporation and our amended and restated by-laws, as amended, which are incorporated by reference as Exhibit 3.1, Exhibit 3.2, Exhibit 3.3 and Exhibit 3.4, respectively, to the Annual Report on Form 10-K for the fiscal year ending December 31, 2021. The description of our debt securities is subject to and qualified in its entirety by reference to the indenture dated as of June 30, 2021, between us and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as supplemented by the first supplemental indentures (as supplemented, the “Indenture”), setting forth the terms and conditions of the 2026 Note (as defined below) and the form of 2026 Notes. Copies of the Indenture, including each supplement to the Indenture, and the form of 2026 Notes are incorporated as an exhibit to the Annual Report on Form 10-K to which this Exhibit 4.6 is a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, with a $0.0001 par value per share, and 10,000,000 shares of preferred stock, with a $0.0001 par value per share, 150,000 of which shares of preferred stock are designated Series B Perpetual Non-Convertible Preferred Stock.

Common Stock

Our common stock is listed on The Nasdaq Global Select Market under the symbol “SNCR.”

Voting Rights. Each holder of common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. We have not provided for cumulative voting in the election of directors.

Dividends. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding.

Liquidation and Dissolution. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other Rights. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Transfer Agent and Registrar. The transfer agent and registrar for the Company’s common stock is American Stock Transfer & Trust Company.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of the DGCL, our restated certificate of incorporation and our amended and restated bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.

Debt Securities

2026 Notes

Maturity Date. The 8.375 Senior Notes due 2026 (the “2026 Notes”) will mature on June 30, 2026, unless redeemed prior to maturity.

Interest Rate and Payment Dates. 8.375% per year on the principal amount of the 2026 Notes, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, and at maturity. Interest on the 2026 Notes will accrue from the most recent interest payment date immediately preceding the date of issuance of the 2026 Notes, except that the 2026 Notes purchased after the record dates noted below, but prior to the interest payment date immediately following such record date (or if settlement of a purchase of the 2026 Notes otherwise occurs after such record date but prior to the interest payment date immediately following such record date), will not begin to accrue interest until the interest payment date immediately following such record date. The interest payable on each interest payment date will be paid only to the persons in whose names the notes are registered at the close of business on January 15, April 15, July 15 and October 15 (and June 15 immediately preceding the maturity date), as applicable (whether or not a business day), immediately before the relevant interest payment date.

Guarantors. None.

Ranking. The 2026 Notes are senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness. The 2026 Notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The 2026 Notes are structurally subordinated to all existing and future indebtedness (including trade payables) of our subsidiaries. The indenture governing the 2026 Notes does not limit the amount of indebtedness that we or our subsidiaries may incur or whether any such indebtedness can be secured by our assets.

Optional Redemption. We may redeem the 2026 Notes for cash in whole or in part at any time at our option (i) on or after June 30, 2022 and prior to June 30, 2023, at a price equal to $25.75 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iv) on or after June 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

Sinking Fund. The 2026 Notes are not subject to any sinking fund (i.e., no amounts will be set aside by us to ensure repayment of the 2026 Notes at maturity).

Events of Default. Events of default generally include failure to pay principal, failure to pay interest, failure to observe or perform any other covenant or warranty in the 2026 Notes or in the indenture, and certain events of bankruptcy, insolvency or reorganization.

Certain Covenants. The indenture that governs the 2026 Notes contains certain covenants, including, but not limited to, restrictions on our ability to merge or consolidate with or into any other entity.

No Financial Covenants. The indenture relating to the 2026 Notes does not contain financial covenants.

Modification or Waiver. There are changes that we can make to the Indenture and/or the 2026 Notes without the specific approval of the holders of the 2026 Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the 2026 Notes in any material respect.

We cannot make certain changes to the 2026 Notes without the specific approval of each holder of the 2026 Notes, including changing the stated maturity, reducing the principal amount or rate of interest of any 2026 Notes, changing the place of payment, impairing the right to institute suit for the enforcement of any payment, reducing the percentage in principal amount of holders of the 2026 Notes whose consent is needed to modify or amend the indenture and reducing the percentage in principal amount of holders of the 2026 Notes whose consent is needed to waive compliance with certain provisions of the indentures or to waive certain defaults.

If the change only affects the 2026 Notes, it must be approved by the holders of not less than a majority in aggregate principal amount of the outstanding 2026 Notes. If the change affects more than one series of debt securities issued under the indenture, it must be approved by the holders of not less than a majority in aggregate principal amount of each of the series of debt securities affected by the change.

Additional Notes. We may create and issue additional notes ranking equally and ratably with the 2026 Notes in all respects, so that such additional notes will constitute and form a single series with the 2026 Notes and will have the same terms as to status, redemption or otherwise (except the price to public, the issue date and, if applicable, the initial interest accrual date and the initial interest payment date) as the 2026 Notes; provided that if any such additional notes are not fungible with the 2026 Notes for U.S. federal income tax purposes, such additional notes will have one or more separate CUSIP numbers.

Listing. The 2026 Notes are traded on The Nasdaq Global Market under the symbol “SNCRL”.

Form and Denomination. The 2026 Notes are issued in book-entry form in denominations of $25 and integral multiples thereof. The 2026 Notes are represented by a permanent global certificate deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the 2026 Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trustee. The Bank of New York Mellon Trust Company, N.A.